BARCLAYS

CAPITAL

ETN+ SHORT NOTES

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

June 29, 2011

ETN+ SHORT NOTES

What are the Barclays ETN+ Short Notes

BARCLAYS ETN+ SHORT NOTES ARE SENIOR, UNSECURED, UNSUBORDINATED DEBT SECURITIES issued by Barclays Bank PLC (the Issuer). They are designed to provide investors with a new way to access leveraged returns based on the performance, or inverse performance, of market benchmarks or strategies. The primary features of the Barclays ETN+ Short Notes (the Notes) are a leveraged return, a fixed maturity date, a stop-loss mechanism resulting in automatic early redemption, and an optional redemption feature for holders. For more information about the risks related to an investment in the Notes, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement.

In addition, they are designed to provide investors with an alternative form of leveraged investment to leveraged exchange traded funds (ETFs), which typically track a daily or monthly multiple of an index’s returns. Instead, the Notes track a fixed multiple of the performance of the underlying index over the term of the Notes, before the deduction of certain costs and fees.1

Exchange Traded Notes (ETNs) are not equities, ETFs or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted. Similar to an index fund, ETNs are linked to the return of a benchmark index. In addition to trading the ETNs on an exchange at a market price, investors may redeem the ETNs directly with the Issuer at their intrinsic economic value, represented by a closing indicative note value (as discussed in the section “How do Barclays ETN+ Short Notes work ”). In order to redeem the ETNs directly with Barclays Bank PLC, an order needs to be of a certain minimum size. See “Restrictions on the Minimum Number of Notes and Date Restrictions for Redemptions” in “Selected Risk Considerations” at the end of this document.

How are the returns of Barclays ETN+ Short Notes calculated

BARCLAYS ETN+ SHORT NOTES are designed to provide investors with a leveraged return that is linked to the performance, or inverse performance, of a market benchmark less certain costs and fees. See “Leverage Risk”, “You May Lose Some or All of Your Principal” and “Your Payment at Maturity or Upon Redemption Will Be Significantly Reduced by the Accrued Financing Charges, Regardless of the Performance of the Index” in “Selected Risk Considerations” at the end of this document.

Where are they traded

THE BARCLAYS ETN+ SHORT NOTES are listed on the Arca platform at the New York Stock Exchange. See “A Trading Market for the Notes May Not Develop” in “Selected Risk Considerations” at the end of this document.

1 Such fixed multiple may be different for investors who purchase Notes after the issue date. See section “The Participation” for more details.

ETN+ SHORT NOTES

Where is their value published

AN INTRADAY INDICATIVE NOTE VALUE (the IINV), which is meant to approximate the intrinsic economic value of each Note, is calculated on every index business day. NYSE Arca publishes its calculation of the IINV for each Note every 15 seconds under the applicable ticker symbol.2 Additionally, a Closing Indicative Note Value (the CINV) for each Note is calculated and published each day under the applicable ticker symbol. For a more complete description of how the IINV and CINV are calculated for each series of Notes, please see the applicable pricing supplement.

THERE ARE TWO TYPES OF BARCLAYS ETN+ NOTES: “long” notes and “short” notes. Barclays ETN+ Long Notes enable investors to express a positive “bullish” market view by going “long” the underlying index in a leveraged manner without having to put up the entire price of the underlying index. Alternatively, Barclays ETN+ Short Notes enable investors to express a negative “bearish” market view by going “short” the underlying index. By shorting the underlying index, the Barclays ETN+ Short Note is still leveraged, but performs positively when there is a fall in the level of the underlying index.

How do Barclays ETN+ Short Notes work

IN ORDER TO UNDERSTAND HOW THE BARCLAYS ETN+ SHORT NOTES work, it is important to understand certain key terms in the prospectus. The key terms behind each Note are:

The Closing Indicative Note Value (CINV)

The Short Index Amount

The T-Bill amount

The Intraday Indicative Note Value (IINV)

The Stop-Loss

The Participation

The Closing Indicative Note Value (CINV)

The CINV for each Note is calculated at the end of each trading day by taking the notional value of cash amounts underlying each Note (the T-Bill Amount), and subtracting the then current value of a notional short position in the index (the Short Index Amount).

2 The NYSE Arca’s calculation of the IINV is expected to be based on the formulae provided in the relevant prospectus for each Note. The IINV calculation is provided to indicate whether the valuation of the Note has fallen to or below the pre-defined stop-loss trigger level only (as discussed further in “The Stop-Loss”). See “Automatic Redemption” in “Selected Risk Considerations” at the end of this document. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the Notes, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsor of the index underlying the Notes may occasionally be subject to delay or postponement. Any such delays or postponements will affect the IINV of the Notes. The underlying index levels do not necessarily reflect the depth and liquidity of the underlying market. For this reason and others, the actual trading price of each Note may be different from its IINV.

ETN+ SHORT NOTES

CINV = T-Bill Amount - Short Index Amount

Closing Issue Price

= T-Bill - x x Index Indicative Amount Fixed Performance Value Multiple

Short Index Amount

The Short Index Amount:

On the initial valuation date the short index amount equals the product of the issuance price per note times a fixed multiple (e.g., 3 times), which varies with each series of Notes.

Initial Short Index Amount = Issuance Price per Note x Fixed Multiple

On each subsequent valuation date, the short index amount moves in tandem with the underlying index. The short index amount on any valuation date is equal to the initial short index amount, multiplied by a factor that divides the most recent closing level of the index by the closing level of the index on the initial valuation date.

Short Index Amount = Initial Short Index Amount x (Current Index Value ÷ Initial Index Value)

The T-Bill Amount:

On the initial valuation date, the T-Bill amount is equal to the sum of the issue price per Note and the initial short index amount.

Initial T-Bill Amount = Short Index Amount + Issuance Price per Note

The T-Bill amount changes on a daily basis during the term of the Notes through the addition of accrued interest, and the subtraction of the accrued fees.

T-Bill Amount = Initial T-Bill Amount + Accrued Interest - Accrued Fees

A basic explanation of the accrued interest and accrued fees is given in the section “Interest and Costs” below.

Investors should read in full the pricing supplement for each series of Notes, available through visiting www.barx-is.com, for a more detailed description of the daily closing indicative value calculation, including the calculation of accrued interest and accrued fees.

The Intraday Indicative Note Value (IINV):

An “IINV”, which is meant to approximate the intrinsic economic value of each Note, is calculated on every index business day; NYSE Arca publishes its calculation of each IINV every 15 seconds. The IINV is calculated using the same formulae that are used to calculate the CINV, except that to calculate the IINV, the “Short Index Amount” incorporates the latest intraday values for the underlying index instead of the closing value for that day.

ETN+ SHORT NOTES

The Stop-Loss:

In order to limit the potential losses to the issuer from extreme market movements, there will be an automatic redemption of any series of the Notes if, on any day prior to or on the final valuation date, the IINV is less than or equal to $10 per security which, depending on the series of Notes, represents 10%, 15% or 20% of the initial issue price, as specified in the relevant pricing supplement. Upon the occurrence of a Stop-Loss event, investors in that series of Notes will receive a redemption amount that will be significantly less than the issue price and will receive no greater than $10 per Note. Accordingly, you may lose some or all of your principal if you invest in the Notes. See “Automatic Redemption” and “You May Lose Some or All of Your Principal” in “Selected Risk Considerations” at the end of this document.

Hypothetical Example:

In this hypothetical example, assume a Note linked to the S&P 500® Total Return Index was issued and listed on January 1, 1999 with an initial index closing level of 1,670.01 and: a fixed multiple of two, a principal amount per note of $66.67, an initial short index amount of $133.34, and an initial T-Bill amount of $200.01.

At the end of the trading day on July 1, 2000, the hypothetical Note had not been redeemed early due to a Stop-Loss event, the closing level of the index was 2,012.83 and the initial T-Bill amount of $200.01 had accrued $15.94 in interest and $1.24 in fees.

The hypothetical CINV for the Note on such trading day would be equal to $54.00, as per the following calculations:

Short Index Amount = $133.34 x (2,012.83 ÷ 1,670.01) = $160.71

T-Bill Amount = 214.71 (Initial T-Bills Amount + Accrued Interest - Accrued Fees)

CINV = $214.71 - $160.71 (T-Bill Amount - Short Index Amount ) = $54.00

At the end of the trading day on January 1, 2004 (the final valuation date), the hypothetical Note had not been redeemed early due to a Stop-Loss event, the closing level of the index was 1,622.94 and the initial T-Bill amount of $200.01 had accrued $32.40 composed of $36.83 in interest minus a total of $4.43 in fees.

The hypothetical CINV for the Note on such trading day would be equal to $102.83, as per the following calculations:

Short Index Amount = $133.34 x (1,622.94 ÷ 1670.01) = $129.58

CINV = $232.41 - $129.58 (T-Bill Amount - Short Index Amount) = $102.83

Further hypothetical examples of the performance of each series of Notes are provided in the applicable pricing supplement, available at www.barx-is.com.

ETN+ SHORT NOTES

Hypothetical Note Life Cycle:



Product Launch
Index = 1,670.01
200% of initial capital invested "short"
Index Factor = 100%
CINV $66.67
Short Index Amount $133.34
T-Bill Amount $200.01
Mid-Life
Index = 2,012.83
Index Factor = 120.53%
T-Bill amount accrued $14.70
CINV $54.00
Short Index Amount $160.71
T-Bill Amount $214.71
Maturity
Index = 1,622.94
Index Factor = 97.18%
T-Bill amount accrued $32.40
CINV $102.83
Short Index Amount $129.58
T-Bill Amount $232.41
2,250
2,000
1,750
1,500
1,250
1,000
1999
2000
2001
2002
2003

The Participation

UNLIKE MANY COMMON INVERSE LEVERAGED ETFS, THE BARCLAYS ETN+ SHORT NOTES **do not track a fixed multiple of the daily inverse performance of the underlying index.** Instead, on any given day, the indicative note value of any series of Notes will change by a multiple of index inverse performance that is variable and depends, in part, on the then current intraday value (IINV) of the Notes.

In order to allow investors to monitor the ratio of percentage daily changes in the IINV to daily index percentage returns, Thomson Reuters will calculate and publish every 15 seconds a "Participation" for each series of Notes equal to the then current ratio of (1) the Short Index Amount relative to (2) the Intraday Indicative Note Value.[3]

3 The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for any series of Notes, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Notes.

7

ETN+ SHORT NOTES

Participation Formula for Barclays ETN+ Short Notes:

Participation = Intraday Short Index Amount ÷ IINV

The Participation increases with positive index performance and decreases with negative index performance:

If the Index Effect on IINV and CINV Effect on Participation Increases Decreases Increases Decreases Increases Decreases

The Participation for each Note is published intraday to common data providers such as Bloomberg, and once per day to www.barx-is.com.

Hypothetical Changes In Participation:

CINV $50 CASE A

T-Bill Short Amount Index Amount $300 Index gains 25%, $250 CINV Note loses 50% $100 T-Bill Participation = 5

Amount Short Index $300 Amount $200 Index loses 25%, Note gains 50%,

CINV $50

Participation = 2 T-Bill Short Amount Index $300 CASE B Amount $150

Participation = 1

ETN+ SHORT NOTES

Hypothetical Example Related to Participation:

A Note might have an indicative value of $100, derived from a short index amount of $200 and a T-Bill amount of $300.

For each 1% percentage change in the underlying index during the trading day, there will be a $2 change in the short index amount and consequently a $2 change in the indicative value.

Since $2 is equal to 2% of $100, an investor that purchased the Note at the indicative value of $100 will observe a 2% change in the indicative value for each subsequent 1% change in the value of the index.

Participation at this point is 2.

Example 1 – CASE A

If the index increased by 25% during the trading day (case A on page 8), the same Note would have a $50 indicative value, a $250 short index amount and a T-Bill amount of $300.

The Note will still gain or lose $2 for each $2 loss or gain in the short index amount. However, 1% of the new short index amount of $250 is now equal to $2.50.

Since $2.50 is equal to 5% of $50, in this hypothetical example, an investor that purchased the note at the indicative value of $50 would observe a 5% short-term gain or loss for each subsequent 1% decrease or increase in the value of the index.

Participation is now 5.

Example 2 – CASE B

If the index decreased by 25% during the trading day (case B on page 8), the same Note would have a $150 value, a $150 short index amount and a T-Bill amount of $300.

The Note will still gain or lose $2 for each $2 loss or gain in the short index amount. However, 1% of the new short index amount of $150 is now equal to $1.50.

Since $1.50 is equal to 1% of $150, in this hypothetical example, an investor that purchased the Note at the indicative value of $150 would observe a 1% short-term gain or loss for each subsequent 1% increase or decrease in the value of the index.

Participation is now 1.

Who may be suitable to invest in Barclays ETN+ Short Notes

THE BARCLAYS ETN+ SHORT NOTES have been designed in order to provide transparent investment solutions to investors who:

have a strong directional view of the market, and specifically of the performance of the index; are prepared to assume the relevant costs and fees associated with the Notes; understand the risk factors described in the applicable pricing supplement and accompanying prospectus supplement; and understand how leverage can affect the returns of investments.

ETN+ SHORT NOTES

The Barclays ETN+ Short Notes may not be a suitable investment for investors who:

are not willing to be exposed to a leveraged investment in general or to a leveraged investment linked to the relevant index in particular; are not prepared to assume the relevant costs and fees associated with the Notes; are seeking a guaranteed minimum return on their investment or current income from their investment; or do not understand how leverage can affect the returns of investments.

For more information about the risks related to an investment in Barclays ETN+ Short Notes, see “Selected Risk Considerations” at the end of this document and “Risk Factors” in the applicable prospectus supplement and pricing supplement.

Interest and Costs:

As the Notes seek to replicate a short investment in the index, certain fees and interest are built into the calculation of the CINV and the IINV.

For the Notes, the CINV and the IINV are reduced by an amount of “accrued fees”, which are based upon the most recent T-Bill amount. The accrued fees seek to approximate the fees that a stock lender may charge a short-seller for lending the equity securities underlying the index. In addition, the CINV and the IINV are increased by an amount of “accrued interest” for the benefit of the investor, which seeks to represent an amount of interest that short-selling investors might have otherwise received if they were to invest the proceeds of a sale of borrowed equity securities and their own invested capital into an interest-bearing bank account.

Unlike most funds or ETFs, the Notes do not charge a fixed fee on the value of each security; instead they charge an annualized fee based on notional cash amounts (the T-Bill amount) underlying each security. The T-Bills will vary according to short-term US Treasury bill interest rates and the fixed annualized fee, and will not in general move in tandem with the underlying index or the IINV or CINV. Therefore, under certain circumstances and in particular in the case of Notes where the T-Bill amount is a high multiple of CINV, the financing charge may represent a significant percentage of the CINV.

For full details of the accrued interest and accrued fees for the Notes, and hypothetical examples as to how these can affect the performance of the Notes, investors should see “Selected Risk Considerations” at the end of this document and the applicable prospectus supplement and pricing supplement.

ETN+ SHORT NOTES

IMPORTANT INFORMATION

Selected Risk Considerations

An investment in Barclays ETN+ Short Notes involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The Notes are exposed to any changes in the level of the underlying index. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily financing charge and daily investing fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the index has decreased. The Notes are riskier than ordinary unsecured debt securities and have no principal protection.

Past Performance Is Not Indicative of Future Results: It is impossible to predict whether any index underlying your Notes will rise or fall. The actual performance of the index underlying your Notes or any index component over the term of the respective series of the Notes, as well as the amount payable at maturity or upon redemption, may bear little relation to the historical levels of comparable indices, which in most cases have been highly volatile.

Your Payment at Maturity or Upon Redemption Will Be Significantly Reduced by the Accrued Financing Charges, Regardless of the Performance of the Index: Your payment at maturity or upon redemption will be significantly reduced by the financing level, which includes accrued financing charges. The accrued financing charges are compounded daily and will increase at a prescribed rate throughout the term of the Notes, regardless of the performance of the relevant index. As such, the level of the underlying index must decrease significantly in order to offset the substantial accrued financing charges. If the level of the underlying index does not decline significantly, your return at maturity or upon redemption may be less than that of a comparable investment in unleveraged securities with lower fees and may also be less than the principal amount of your investment in the Notes.

Leverage Risk: Because an investment in the Notes is leveraged, changes in the level of the index will have a greater impact on the payout on the Notes than on a payout on securities that are not so leveraged. Any increase in the level of the index will result in a significantly greater decrease in the payment at maturity or upon redemption, and an investor will suffer losses on an investment in the Notes substantially greater than an investor would if the Notes did not contain a leverage component.

Market and Volatility Risk: The market value of the Notes may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your Notes in the secondary market. Factors that may influence the market value of the Notes include prevailing market prices of the US stock markets, the index components included in the index, and prevailing market prices of options on the index or any other financial instruments related to the index; supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker; the time remaining to the maturity of the Notes; interest rates; or economic, financial, political, regulatory, geographical or judicial events that affect the level of the underlying index or other financial instruments related to the index. These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. Credit of Barclays Bank PLC: The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the Notes, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the Notes prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

A Trading Market for the Notes May Not Develop: Although the Notes are listed on NYSE Arca, a trading market for the Notes may not develop. Certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to and may stop at any time. We are not required to maintain any listing of the Notes on NYSE Arca or any other exchange. Therefore, the liquidity of the Notes may be limited. No Interest Payments from the Notes: You will not receive any interest payments on the Notes.

Restrictions on the Minimum Number of Notes and Date Restrictions for Redemptions: You must redeem at least 25,000 Notes of the same series at one time in order to exercise your right to redeem your Notes on an optional redemption date. You may only redeem your Notes on an optional redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement. Additionally, if a stop-loss termination event occurs after we receive your notice of redemption but prior to the close of business on the applicable valuation date, your notice of redemption will be deemed ineffective and we will automatically redeem your Notes on the stop-loss redemption date at an amount equal to the stop loss redemption value. Automatic Redemption: If, on any index business day prior to or on the final valuation date, the intraday indicative note value of any series of Notes becomes less than or equal to $10.00 per Notes, a stop-loss termination event will be deemed to have occurred and that series of Notes will be automatically redeemed in an amount equal to the stop-loss redemption value. As a result of the leverage component of the Notes, a stop loss termination event may occur following a change in the level of the underlying index that is significantly less than the change that would trigger a stop loss termination event if there were no leverage component.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the US Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, pricing supplement and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1 888 227 2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue —Attn: US InvSol Support, New York, NY 10019.

The Notes may be sold during regular trading hours on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Notes. Notes in the secondary market may result in significant losses.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “500” and “S&P 500® Total Return Index” are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Notes.

© 2011, Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

P0385 CSNY364820W v5 June 2011

NOT FDIC INSURED NO BANK GUARANTEE MAY LOSE VALUE

FOR MORE INFORMATION, please contact us at:

Phone: +1 212 528 7198

email: SolutionSalesAmericas@barcap.com

or visit us at Barx-is.com